                                                                       EXHIBIT A

  VOCALTEC ANNOUNCES CERTAIN CHANGES TO REVENUE RECOGNITION IMPLEMENTATION AND
                   EXPECTED SUBSTANTIAL IMPAIRMENT TO ASSETS

HERZLIA, Israel - (BUSINESS WIRE)- VocalTec Communications Ltd. (Nasdaq Capital
Market: VOCL), a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today certain changes to its revenue recognition implementation and an expected substantial impairment to its assets, as part of the audit of the Company's financial statements for the fiscal year ended December 31, 2007.

Impairment - due to the Company's losses for the year ended December 31, 2007 and the fact that as of December 31, 2007, the Company's market capitalization was lower than the Company's shareholders' equity as of such date, the Company is currently performing a long lived assets impairment test required under SFAS
No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", and a
goodwill impairment test required under SFAS No. 142, "Goodwill and Other
Intangible Assets".

The Company anticipates that it will be required to recognize a substantial impairment to its long-lived assets and goodwill for the year ended December 31,
2007.

Changes to its revenue recognition implementation, and specifically the application of vendor specific objective evidence ("VSOE") under Statement of
Position (SOP) 97-2, "Software Revenue Recognition" (see explanation below) -
the Company has determined that no VSOE of the fair market value existed for various elements of the Company's bundled software solutions and associated post-contract support services during the fiscal year ended December 31, 2007.
The changes to the Company's revenue recognition implementation have resulted in the deferral of a substantial amount of revenue from 2007 to 2008. Such changes are expected to impact only the timing of recognition of revenue by the Company, and not the validity of the underlying transactions or cash flows.

As a result, revenues for the year ended December 31, 2007 are expected to be lower than what was previously indicated by the Company. Whereas the Company had previously announced aggregate unaudited revenues of US$6.9 million for the first three quarters of 2007, the Company currently expects its revenues for the full year ended December 31, 2007 to be approximately US$5.8 million.

Consequently, the unaudited consolidated revenue and other selected unaudited financial information disclosed by the Company in its press releases dated May
30, 2007 (with respect to the first quarter of 2007), August 7, 2007 (with respect to the second quarter of 2007) and November 20, 2007 (with respect to the third quarter of 2007) should not be relied upon.

The Company intends to file with the US Securities and Exchange Commission its annual report for the year ended December 31, 2007, which shall include the
Company's consolidated audited financial statements for such year, by June 30,
2008.

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STATEMENT of POSITION (SOP) 97-2:

Software Revenue Recognition, Vendor Specific Objective Evidence (VSOE)

In general, the presence of VSOE permits revenue to be allocated among, and recognized upon the delivery of the contractual arrangement's various elements.
Most of the Company's sales are generated from complex contractual arrangements with multiple elements. As a result, the determination of the appropriate period over which revenues are to be recognized requires a careful analysis of the facts surrounding the transaction. Where a contract involves multiple elements, such as sales of products that include support and maintenance, the Company had previously allocated the value of the contract to each element within the purchase arrangement, based on its determination of the VSOE of fair value of the support and maintenance services. If for accounting purposes the Company is unable to determine the fair value of an undelivered element (the support and maintenance services), revenue for the entire arrangement is deferred until all elements have been delivered.

As a result of the foregoing evaluation, the Company has concluded that insufficient evidence exists to support the Company's prior determination that
VSOE of fair value existed for the support and maintenance services. Such conclusion is relevant to the fiscal year ended December 31, 2007 (and not to previous years) due to the limited number of standalone support services contracts with end customers consummated during such year and the fact that during such year the Company began providing software support services through distributors and integrators, in addition to direct support to end customer, thus creating a new software support package. This new package is planned to be offered in the following years. Accordingly, revenues from bundled software arrangements in 2007 are being recognized ratably over the period of the last deliverable element in the arrangement, which is typically the customer support and maintenance period of the year, assuming all other revenue recognition criteria are met.

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL - NEWS) is a global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering and residential/enterprise VoIP application solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

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CONTACT:
VocalTec
Gali Rosenthal, +972 9 9703805
gali@vocaltec.com
or
KCSA
David Burke, 212-896-1258
dburke@kcsa.com

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